Exhibit 4.4

DESCRIPTION OF SECURITIES

The following description of capital stock summarizes certain provisions of our Sixth Amended and Restated Certificate of Incorporation (the “certificate of incorporation”) and our Amended and Restated Bylaws (the “amended and restated bylaws”). The description is intended as a summary, and is qualified in its entirety by reference to our certificate of incorporation and our amended and restated bylaws, copies of which have been filed as exhibits to this Form 10-K.

Authorized Capital Stock

Our authorized capital stock consists of 90,000,000 shares of Common Stock and 60,0000,000 shares of Preferred Stock, par value $0.001 per share. Pursuant to the terms of our Sixth Amended and Restated Certificate of Incorporation, upon the declaration of effectiveness of a Form 8-A filed by the Company, all outstanding shares of Preferred Stock of the Company automatically convert into shares of our Common Stock. On May 17, 2023, we filed a Form 8-A in connection with the listing our Common Stock on Nasdaq, which was declared effective on the same date. At that time, all outstanding shares of at that time automatically converted into shares of Common Stock - and as such, the Company’s outstanding capital stock as of the date of August 9, 2023 solely consists of 29,253,251 shares of Common Stock.

Provisions of Note in Our Sixth Amended and Restated Certificate of Incorporation

Our Sixth Amended and Restated Certificate of Incorporation includes a forum selection provision that requires any claims against the Company by stockholders not arising under the federal securities laws to be brought in the Court of Chancery State in the state of Delaware. This forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The Company has adopted this provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the Company.

The following is a description of the Sixth Amended and Restated Certificate of Incorporation, and reflects the terms of the Company’s authorized capital stock.

Anti-Takeover Effects of Our Sixth Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our Sixth Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws contain certain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, could discourage takeovers, coercive or otherwise. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our Board of Directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Authorized but Unissued Capital Stock

We have authorized but unissued shares of Preferred Stock and Common Stock, and our Board of Directors may authorize the issuance of one or more series of Preferred Stock without stockholder approval. These shares could be used by our Board of Directors to make it more difficult or to discourage an attempt to obtain control of us through a merger, tender offer, proxy contest or otherwise.

Limits on Stockholders’ ability to Call a Special Meeting

Our Amended and Restated Bylaws provide that special meetings of the stockholders may be called only by our Board of Directors, the President of the Company, or by one or more stockholders holding shares in the aggregate at least 67% of the issued and outstanding shares entitled to vote. This may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Common Stock

Voting Rights

Each holder of the Company’s Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. In addition, holders of our Common Stock are entitled to vote as a separate class for the election of two (2) directors of the Company’s Board of Directors. Holders of our Preferred Stock may not vote on the election of these directors.

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds as detailed in the Company’s certificate of incorporation. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of the Common Stock are entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all debts and other liabilities of the Company. Holders of our Preferred Stock are entitled to a liquidation preference that is senior to holders of the Common Stock, and therefore would receive dividends and liquidation assets prior to the holders of the Common Stock.

Pre-Emptive Rights of our CEO

Benjamin Sexson, our CEO, is entitled to pre-emptive rights permitting him to preserve his vested equity position in the Company in the event of any additional issuances of Common Stock (or securities convertible into Common Stock), at a per-share price equal to the then current fair market value, as reasonably determined by the Board. Mr. Sexson does not intend to exercise this pre-emptive right in this offering.

Preferred Stock

As described above, the Company has no issued and outstanding shares of Preferred Stock.

Warrants

ZB Capital Partners Warrants

Pursuant to the terms of the warrants issued to ZB Capital Partners LLC (filed as Exhibit 4.2 to this Form 10-K), ZB Capital has the right to acquire $1,000,000 worth of shares of the Company’s Preferred Stock (which was triggered upon the Company raising over $5,000,000 in the Company’s Series A Offering). While ZB Capital Partners has not yet exercised these warrants as of the date of this Form 10-K, we believe it is reasonable to assume that ZB Capital would exercise these warrants to purchase shares of Series A Preferred Stock of the Company, which would result in 273,972 shares of Series A Preferred Stock being issued at an exercise price of $3.65 per share. This warrant expires in February 2024.

Pro-Dex Warrants

Pursuant to the terms of the warrant agreement between the Company and Pro-Dex (filed as Exhibit 4.1 to this Form 10-K), Pro-Dex may exercise its warrants at any time for up to 5% of the outstanding Common Stock and Preferred Stock of the Company as of the date of the exercise, calculated on a post-exercise basis. The warrants have an exercise price of $1,250,000, and may be exercised at any time prior to (i) December 20, 2025, (ii) the closing of an initial public offering of the Company’s securities, or (iii) a liquidation event by the Company.

Richard L. Van Kirk is the Chief Executive Officer of Pro-Dex, Inc. and is a Director of Monogram. Pro-Dex has not yet exercised its warrants as of the date of this Form 10-K.

As of the date of this Form 10-K, the Company is in ongoing discussions with Pro-Dex related to Pro-Dex’s warrants. The discussions revolve around Pro-Dex exercising its warrants in exchange for the Company agreeing to new terms to the December 20, 2018 development and supply agreement currently in effect between the Company and Pro-Dex described in the “Certain Relationships And Related Party Transactions” section of this Form 10-K. No new terms related to the exercise of Pro-Dex’s warrants or the development and supply agreement have been agreed upon as of the date of this Form 10-K.

The terms of these warrants are set forth in the Form of Warrant filed as Exhibit 4.3 to this Form 10-K.